Cboe

March 17, 2026

Mrs. Jeanette Jackson
Securities and Exchange Commission
Division of Trading and Markets
100 F Street, N.E.
Mail Stop 6628
Washington, DC 20549-0001

Re: ***Form 1 Amendment***

Dear Mrs. Jackson:

Enclosed please find an amendment to Exhibits C and J of the Form 1 applications pursuant to Rule 6a-2(a) of the Securities Exchange Act of 1934 for Cboe BYX Exchange, Inc., Cboe BZX Exchange, Inc., Cboe EDGA Exchange, Inc., Cboe EDGX Exchange, Inc., Cboe Exchange, Inc. and Cboe C2 Exchange, Inc. (collectively, the "Exchanges").

For Exhibits C and J, the Exchanges are each filing an amendment to reflect changes to several entities.

This amendment is filed in accordance with SEC Rule 6a-2 and is intended to replace Exhibits C and J of each Exchange currently on file with the Commission. Please do not hesitate to contact me if you have any questions or require anything further.

Sincerely,

Laura Dickman
VP, Associate General Counsel
312-786-7572
Signature executed at 12:00pm on 03/17/26

Enclosures

Form 1 Page 1 Execution Page	**U.S. SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549** **APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**	Date filed (MM/DD/YY) **03/17/26**	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS
MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: Cboe BZX Exchange, Inc.

2. Provide the applicant's primary street address (Do not use a P.O. Box):
433 W Van Buren Steet
Chicago, Illinois 60607

3. Provide the applicant's mailing address (if different):

26000122

4. Provide the business telephone and facsimile number:
(312) 786-5600 (Telephone) (312)-786-7138 (Facsimile)

5. Provide the name, title and telephone number of a contact employee:
Laura Dickman (Name) Associate General Counsel Cboe BZX Exchange, Inc. (Title) (312) 786-7572 (Telephone Number)

6. Provide the name and address of counsel for the applicant:
Patrick Sexton
433 W Van Buren Street
Chicago, IL 60607

7. Provide the date that applicant's fiscal year ends: December 31

8. Indicate legal status of the applicant: X Corporation ____ Sole Partnership ____ Partnership ____ Limited Liability Company ____ Other (specify): ____

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
(a) Date (MM/DD/YY): 11/01/07 (b) State/Country of formation: Delaware/United States of America
(c) Statute under which applicant was organized: General Corporation Law of the State of Delaware

7EXECUTION:
The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statement contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true and complete.

Date: 03/17/26 (MM/DD/YY) Cboe BZX Exchange, Inc. (Name of Applicant)

By: [signature] [signature executed at 12:00pm on 03/17/26 (Signature) Laura Dickman, Associate General Counsel (Printed Name and Title)

Subscribed and sworn before me this 9th day of March, 2026 (Month) (Year) by [signature] (Notary Public)

My Commission expires 8-6-28 County of Cook State of Illinois

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

Official Seal
JEFFREY P SMITH
Notary Public, State of Illinois
Commission No. 994814
My Commission Expires August 6, 2028

EXHIBIT C – Amendment as of March 17, 2026

Summary of changes made to Exhibit C:

- For Cboe Global Indices, LLC, Chris Isaacson (Vice President) has been removed as an Officer.
- For Cboe Global Indices, LLC, Scott Johnston (Vice President) has been appointed as an Officer.
- For Cboe Livevol, LLC, Chris Isaacson (Vice President) has been removed as an Officer.
- For Cboe Livevol, LLC, Scott Johnston (Vice President) has been appointed as an Officer.
- For Cboe Livevol, LLC, Jill Griebenow has been appointed as a Director.
- For Cboe Services Company, Chris Isaacson (Executive Vice President and Chief Operating Officer) has been removed as an Officer.
- For Cboe Services Company, Scott Johnston (Executive Vice President, Chief Operating Officer) has been appointed as an Officer.
- For Cboe Services Company, Craig S. Donohue has been removed as a Director.
- For Cboe Services Company, Scott Johnston has been appointed as a Director.
- For Cboe Silexx LLC., Chris Isaacson (Vice President) has been removed as an Officer.
- For Cboe Silexx, LLC., Scott Johnston (Vice President) has been appointed as an Officer.
- For Cboe Bats, LLC, Chris Isaacson has been removed as a Director.
- For Cboe Bats, LLC, Craig S. Donohue has been removed as a Director.
- For Cboe Bats, LLC, Jill Griebenow has been appointed as a Director.
- For Cboe Bats, LLC, Scott Johnston has been appointed as a Director.
- For Cboe Bats, LLC, Chris Isaacson (Executive Vice President, Chief Operating Officer) has been removed as an Officer.
- For Cboe Bats, LLC, Scott Johnston (Executive Vice President, Chief Operating Officer) has been appointed as an Officer.
- For Cboe Data Services, LLC, Chris Isaacson has been removed as a Director.
- For Cboe Data Services, LLC, Scott Johnston has been appointed as a Director.
- For Cboe Cboe Data Services, LLC, Chris Isaacson (Vice President) has been removed as an Officer.
- For Cboe Data Services, LLC, Scott Johnston (Vice President) has been appointed as an Officer.
- For Cboe Digital Holdings, Inc., Chris Isaacson has been removed as a Director.
- For Cboe Digital Holdings Inc., Scott Johnston has been appointed as a Director.
- For Cboe Digital Holdings, Inc., Chris Isaacson (President) has been removed as an Officer.
- For Cboe Digital Holdings, Inc., Scott Johnston (President) has been appointed as an Officer.
- For Cboe FX Holdings, LLC., Chris Isaacson (President) has been removed as an Officer
- For Cboe FX Holdings, LLC, Scott Johnston (President) has been appointed as an Officer.
- For Cboe FX Markets, LLC, Chris Isaacson (Executive Vice President) has been removed as a n Officer.
- Cboe Cboe FX Markets, LLC, Scott Johnston (Executive Vice President) has been appointed as an Officer.
- For Cboe FX Services, LLC, Chris Isaacson (President) has been removed as an Officer.
- For Cboe III, LLC, Chris Isaacson has been removed as a Director.
- For Cboe III, LLC, Prashant Bhatia has been appointed as a Director.
- For Cboe III, LLC, Chris Isaacson (President) has been removed as an Officer.
- For Cboe III, LLC, Prashant Bhatia's (Vice President) title has been updated to President.

- For Cboe Off-Exchange Services, LLC, Chris Isaacson (President) has been removed as an Officer.
- For Cboe Off-Exchange Services, LLC, Scott Johnston (President) has been appointed as an Officer.
- For Cboe Vest, LLC, Prashant Bhatia has been appointed as a Director.
- For Cboe Vest, LLC, Chris Isaacson (President) has been removed as an Officer.
- For Cboe Vest, LLC, Prashant Bhatia (President) has been appointed as President.
- For Direct Edge, LLC, Chris Isaacson (Chief Executive Officer, President) has been removed as an Officer.
- For Direct Edge, LLC, Scott Johnston (President) has been appointed as an Officer.
- For Hanweck Associates, LLC, Chris Isaacson has been removed as a Director.
- For Hanweck Associates, LLC, Scott Johnston has been appointed as a Director.
- For Hanweck Associates, LLC, Chris Isaacson (Vice President, Chief Operating Officer) has been removed as an Officer.
- For Hanweck Associates, LLC, Scott Johnston (Vice President, Chief Operating Officer) has been appointed as an Officer.
- For Cboe Canada Holdings, ULC, Chris Isaacson has been removed as a Director.
- For Cboe Canada Holdings, ULC, Prashant Bhatia has been appointed as a Director.
- For Cboe Canada Holdings, ULC, Chris Isaacson (President) has been removed as an Officer.
- For Cboe Canada Holdings, ULC, Prashant Bhatia (President) has been appointed as an Officer.
- For Cboe Trading, Inc., Chris Isaacson has been removed as a Director.
- For Cboe Trading, Inc., Scott Johnston has been appointed as a Director.
- For Cboe Clear U.S. LLC, Chris Isaacson has been removed as a Director.
- For Cboe Clear US, LLC, Vikesh Patel has been appointed as a Director.
- For Cboe Clear US, LLC, Chris Isaacson (Executive Vice President) has been removed as an Officer.
- For Cboe Clear US, LLC, Scott Johnston (Executive Vice President) has been appointed as an Officer.
- For Cboe Digital Intermediate Holdings, LLC, Chris Isaacson (Vice President) has been removed as an Officer.
- For Cboe Digital Intermediate Holdings, LLC, Scott Johnston (President) has been appointed as an Officer.
- For Omicron Acquisition Corp., Chris Isaacson has been removed as Director.
- For Omicron Acquisition Corp., Scott Johnston has been appointed as a Director.
- For Omicron Acquisition Corp., Chris Isaacson (President) has been removed as an Officer.
- For Omicron Acquisition Corp., Scott Johnston (President) has been removed as an Officer.
- For Loan Markets, LLC, Chris Isaacson (President) has been removed as an Officer.
- For Loan Markets, LLC, Prashant Bhatia (President) has been appointed as an Officer.
- For Cboe BYX Exchange, Inc., Chris Isaacson (Executive Vice President, Chief Operating Officer) has been removed as an Officer.
- For Cboe BYX Exchange, Inc., Scott Johnston, (Executive Vice President, Chief Operating Officer) has been appointed as an Officer.
- For Cboe BZX Exchange, Inc., Chris Isaacson (Executive Vice President, Chief Operating Officer) has been removed as an Officer.
- For Cboe BZX Exchange, Inc., Scott Johnston, (Executive Vice President, Chief Operating Officer) has been appointed as an Officer.

- For Cboe C2 Exchange, Inc., Chris Isaacson (Executive Vice President, Chief Operating Officer) has been removed as an Officer.
- For Cboe C2 Exchange, Inc., Scott Johnston, (Executive Vice President, Chief Operating Officer) has been appointed as an Officer.
- For Cboe Exchange, Inc., Chris Isaacson (Executive Vice President, Chief Operating Officer) has been removed as an Officer.
- For Cboe Exchange, Inc., Scott Johnston, (Executive Vice President, Chief Operating Officer) has been appointed as an Officer.
- For Cboe EDGA Exchange, Inc., Chris Isaacson (Executive Vice President, Chief Operating Officer) has been removed as an Officer.
- For Cboe EDGA Exchange, Inc., Scott Johnston, (Executive Vice President, Chief Operating Officer) has been appointed as an Officer.
- For Cboe EDGX Exchange, Inc., Chris Isaacson (Executive Vice President, Chief Operating Officer) has been removed as an Officer.
- For Cboe EDGX Exchange, Inc., Scott Johnston, (Executive Vice President, Chief Operating Officer) has been appointed as an Officer.
- For Cboe Futures Exchange, LLC, Chris Isaacson (Executive Vice President, Chief Operating Officer) has been removed as an Officer.
- For Cboe Futures Exchange, LLC, Scott Johnston, (Executive Vice President, Chief Operating Officer) has been appointed as an Officer.
- For Cboe SEF, LLC, Chris Isaacson (Executive Vice President, Chief Operating Officer) has been removed as an Officer.
- For Cboe SEF, LLC, Scott Johnston, (Executive Vice President, Chief Operating Officer) has been appointed as an Officer.
- For Cboe Digital Exchange, LLC, Chris Isaacson (President) has been removed as an Officer.
- For Cboe Cboe Digital Exchange, LLC, Scott Johnston (Executive Vice President) has been appointed as an Officer.
- For Cboe Ascent Holdings, LLC, Chris Isaacson (President) has been removed as an Officer.
- For Cboe Ascent Holdings, LLC, Chris Isaacson has been removed as a Director.
- For Cboe Building Corporation, Chris Isaacson (Vice President) has been removed as an Officer.
- For Cboe Data and Access Solutions China, LLC, Chris Isaacson (Vice President) has been removed as an Officer.
- For Cboe, LLC, Chris Isaacson (President) has been removed as an Officer.
- For Digital Asset Benchmark Administration, LLC, Chris Isaacson (Vice President) has been removed as an Officer.
- For Cboe Global Markets Inc., Chris Isaacson (Executive Vice President Chief Operating Officer) has been removed as an Officer.
- For Cboe Global Markets Inc., Scott Johnston (Executive Vice President Chief Operating Officer) has been appointed as an Officer.

Exhibit J

Exhibit Request:

A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating the following for each:

1. **Name.**
2. **Title.**
3. **Dates of commencement and termination of term of office or position.**
4. **Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.)**

Response:

1. Officers

Pursuant to the Certificate of Incorporation and Bylaws of the Exchange, the Exchange's Board of Directors has appointed the individuals listed below as Officers of the Exchange. These individuals will serve in these positions until their successors have been duly chosen or qualified or until the officer's earlier death, resignation of removal.

Officers						
Name:		Title:		Commencement of Term Date:		
Andrew Bevers		Vice President, Head of Derivatives Account Coverage		02/10/26		
Kristin Boyd		Senior Vice President, Global Head of Derivative Sales and Distribution		02/10/26		
Kevin Carrai		Senior Vice President, Global Head of Market Data and Access Services		02/10/26		
Brittany Carter		Vice President, Corporate Strategy		02/10/26		
Cole Chmielewski		Vice President, Operations		02/10/26		

Bo Chung		Senior Vice President, Global Head of Sales and Index Licensing		02/10/26		
William Ciabattoni		Vice President, Product Management		02/10/26		
Gary Compton		Vice President, Communications		02/10/26		
Jeff Connell		Senior Vice President, Deputy Chief Regulatory Officer		02/10/26		
Laura Dickman		Vice President, Associate General Counsel		02/10/26		
Craig Donohue		Chief Executive Officer and President		05/20/25 08/12/25 - Title Change 02/10/26		
Meaghan Dugan		Senior Vice President, Head of US Derivatives		03/01/25 10/21/25 - Title Change 02/10/26		
James Enstrom		Senior Vice President, Chief Audit Officer		02/10/26		
Angelo Evangelou		Senior Vice President, Public Policy		02/10/26		
Stacie Fleming		Senior Vice President, Communications		02/10/26		
Stephanie Foley		Executive Vice President, Chief Human Resources Officer		02/10/26		
Jennifer Fuentes		Senior Vice President, Chief Compliance Officer		03/01/25 – Change in Title 10/21/25 - Title Change 02/10/26		
Todd Furney		Senior Vice President, Chief Risk Officer		02/10/26		
Megan Goett		Senior Vice President, Chief Marketing Officer		02/10/26		

Jennifer Golding		Vice President, Associate General Counsel, Chief Litigation Officer		02/10/26		
Jill Griebenow		Executive Vice President, Chief Financial Officer , Treasurer		02/10/26		
Casie Harris		Vice President, Controller		02/10/26		
John Hiatt		Vice President, Cboe Labs		02/10/26		
Robert Hocking		Senior Vice President, Head of Product Innovation -------------------------- Executive Vice President, Global Head of Derivatives		03/01/24 – 04/30/25 ------------------------ 02/10/26		
Gregory Hoogasian		Executive Vice President, Chief Regulatory Officer		02/10/26		
Matthew Iwamaye		Vice President, Associate General Counsel, Equities		02/10/26		
Steven Jorgensen		Vice President, Head of Derivatives Sales – European & Middle East Clients		02/10/26		
Scott Johnston		Executive Vice President		03/07/26		
JJ Kinahan		Senior Vice President, Head of Retail Expansion and Alternative Investment Products		02/10/26		
Jennifer Lamie		Vice President, Chief Regulatory Advisor		02/10/26		
Stephanie Lara		Senior Vice President, Deputy Chief Regulatory Officer		02/10/26		

Benjamin Lawson		Vice President, Chief Information Security Officer		02/10/26		
Tim Lipscomb		Executive Vice President, Chief Technology Officer		03/01/25 – Change in Title 02/10/26		
Marc Magrini		Vice President, Administration		02/10/26		
Scott Manziano		Vice President, Sales Operations		02/10/26		
Sarah McDowell		Vice President, Chief Enforcement Counsel		02/10/26		
Brian McElligott		Senior Vice President, Head of Data Vantage		02/10/26		
Kathleen Mikulak		Vice President, Regulation		02/10/26		
Guy Miller		Senior Vice President, Chief Legal Officer – North American Securities		02/10/26		
Emily Mitchell		Senior Vice President, Tax		02/10/26		
Anthony Montesano		Vice President, Market Structure		02/10/26		
Jordan Newmark		Vice President, Associate General Counsel		02/10/26		
Dennis O'Callahan		Vice President, Cboe Labs		02/10/26		
Dan Overmyer		Vice President, Options Regulation		02/10/26		
Hemang Patel		Vice President, Project Management		02/10/26		
Arthur Reinstein		Senior Vice President and Deputy General Counsel		02/10/26		
Stephanie Renner		Senior Vice President, Finance		02/10/26		

Patrick Sexton		Executive Vice President, General Counsel and Corporate Secretary		02/10/26		
Steven Sinclair		Vice President, Software Engineering		02/10/26		
Nicholas Still		Vice President, Data Protection Officer		02/10/26		
Oliver Sung		Senior Vice President, North American Cash Equities		03/01/25 – Change in Title 02/10/26		
Alexandra Szakats		Vice President, Cboe Options Institute		02/10/26		
Hatice Unal		Senior Vice President, Infrastructure		02/10/26		
Joacim Wiklander		President & CEO of Cboe Canada | Head of Global Listings		02/10/26		
Allen Wilkinson		Senior Vice President, Chief Accounting Officer		02/10/26		
Clinton Wolf		Vice President, Operations		02/10/26		
Omarr Woodhouse		Vice President, Operations Support Center		02/10/26		
Troy Yeazel		Senior Vice President, Global Operations		02/10/26		
Former Officers						
Name:						
Catherine Clay		Executive Vice President, Global Head of Derivatives		03/01/24		09/30/25
Dave Howson		President		03/01/24		08/01/25

Chris Isaacson	Executive Vice President, Chief Operating Officer	02/10/26	03/06/26
Adam Inzirillo	Executive Vice President, Global Head of Data and Access Solutions	03/01/24	09/05/25
Eileen Smith	Senior Vice President, Data and Analytics	02/10/26	03/03/26
Natan Tiefenbrun	Senior Vice President, President North American and European Equities	7/17/24	02/11/26
Fredric Tomczyk	Chief Executive Officer	03/01/24	05/07/25

2. Directors

The following directors were appointed in accordance with Article III of the Bylaws of the Exchange. Directors will serve one-year terms ending on the annual meeting following the meeting at which such directors were elected or at such time as their successors are elected or appointed and qualified, except in the event of earlier death, resignation, disqualification or removal. The current directors of the Exchange are the persons listed below:

Directors			
Name	Classification(s)	Last Appointment Date:	Termination Date:
Bruce Andrews	Director	09/12/25	
Gilbert Bassett	Director	09/12/25	
Craig Donohue	Director	08/12/25[1]	
Ananda Radhakrishnan	Director	09/12/25	
Miguel Rivera	Director	09/12/25	
David Roscoe	Director	09/12/25	
Hillary Sale	Director	09/12/25	
Scott Wagner	Director	09/12/25	

[1] The formal board written consent appointing him as director was executed on September 12, 2025 but specified an earlier effective date of August 12, 2025.

Former Directors						
Name:		Title:		Appointment Date:		Termination/ Change Position Date:
Dave Howson		Director		08/13/24		08/01/25
Kevin Murphy		Director		08/13/24		11/13/25

3. Committees

The committees of the Board shall consist of an Executive Committee and a Regulatory Oversight Committee.

Executive Committee

- Bruce Andrews
- Craig Donohue
- Ananda Radhakrishnan
- Scott Wagner

Regulatory Oversight Committee

- Scott Wagner (Chairman)
- Bruce Andrews
- David Roscoe